
10015934

Ferreyros

ORGANIZACION
Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, June 18rd, 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Ref: Important Issues

Dear Sirs:

Hereby we inform you that the Company's Shareholders Meeting held on March 30th, 2010, increased the capital of the Company in the amount of S/. 62,415,019.98. The new capital of the Company is the amount of S/. 530'961,159.30, composed by 482,691,963 shares of S/. 1.10 nominal value. This decision was reached by and legally formalized through a Public Deed dated May 13th. 2010, issued by the Public Notary of Lima, Dr. Jorge E. Orihuela Iberico. Please find attached a copy of the above mentioned Public Deed.

The Registration Date for the new shares to be issued will be July 7th, 2010 delivering these shares to the shareholders on July 23st, 2010. The percentage of new shares will be 13.623727%

Faithfully yours,


Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

dlw 6/29